FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of February 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Nine-month Period Ended December 31, 2022
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 2, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Nine-month Period Ended December 31, 2022 (IFRS, Consolidated)
February 2, 2023

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: February 7, 2023
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2022 (April 1 to December 31, 2022)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month Period Ended December 31, 2022	3,071,322	13.9	401,943	(13.1)	327,175	(8.3)	285,903	18.4
Nine-month Period Ended December 31, 2021	2,695,717	11.0	462,463	28.9	356,618	51.5	241,541	34.9

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month Period Ended December 31, 2022	285,883	18.4	750,209	63.4	184.32		182.65
Nine-month Period Ended December 31, 2021	241,417	34.9	459,044	170.9	154.09		153.03

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month Period Ended December 31, 2022	954.7	26.0	456
Nine-month Period Ended December 31, 2021	757.9	(2.9)	333

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2022	13,504,705	6,176,498	6,175,978	45.7	3,972.91
As of March 31, 2022	13,178,018	5,683,523	5,683,019	43.1	3,665.61

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2022	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2023	—	90.00	—
For the Fiscal Year Ending March 31, 2023 (Projection)				90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2023 (April 1, 2022 to March 31, 2023)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,930,000	10.1	530,000	15.0	426,000	40.8	307,000	33.4	197.83
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

Forecasts for Core financial measures are shown below.
	(Percentage figures represent changes from previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,930,000	14.9	1,180,000	23.5	525
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

The definition of Core financial measures is stated in the Attachment.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2023 (April 1, 2022 to March 31, 2023)
Takeda uses growth in its Core financial measures on a Constant Exchange Rate basis (“Core Growth at CER”) to provide its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2023 (FY2022) has not been changed from the management guidance announced at the FY2021 financial results announcement on May 11, 2022.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2023	Low-single-digit growth	High-single-digit growth	High-single-digit growth

The definition of Constant Exchange Rate change is stated in the Attachment.

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
December 31, 2022	1,582,290,825 shares
March 31, 2022	1,582,252,525 shares

2) Number of shares of treasury stock at period end:
December 31, 2022	27,766,370 shares
March 31, 2022	31,891,746 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2022	1,550,992,486 shares
December 31, 2021	1,566,730,171 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2022 (3) Outlook for the Fiscal Year Ending March 31, 2023" on page 9.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on February 2, 2023, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
1. Financial Highlights for the Nine-month Period Ended December 31, 2022
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2022)

	Billion JPY or percentage
	FY2021 Q3YTD	FY2022 Q3YTD	Change versus the same period of the previous fiscal year
				Actual % Change	CER % Change*1
Revenue	2,695.7	3,071.3	375.6	13.9%	(0.7)%
Cost of sales	(798.5)	(934.3)	(135.8)	17.0%	3.4%
Selling, general and administrative expenses	(662.9)	(742.5)	(79.6)	12.0%	(2.2)%
Research and development expenses	(382.5)	(472.4)	(89.9)	23.5%	4.9%
Amortization and impairment losses on intangible assets associated with products	(323.6)	(409.2)	(85.6)	26.4%	5.4%
Other operating income	34.3	16.7	(17.6)	(51.3)%	(54.4)%
Other operating expenses	(100.0)	(127.6)	(27.6)	27.6%	8.6%
Operating profit	462.5	401.9	(60.5)	(13.1)%	(20.3)%
Finance income and (expenses), net	(100.6)	(71.6)	29.0	(28.8)%	(31.6)%
Share of loss of investments accounted for using the equity method	(5.3)	(3.1)	2.1	(40.4)%	(58.1)%
Profit before tax	356.6	327.2	(29.4)	(8.3)%	(16.5)%
Income tax expenses	(115.1)	(41.3)	73.8	(64.1)%	(61.3)%
Net profit for the period	241.5	285.9	44.4	18.4%	4.8%
*1 Please refer to (ii) Core Results (April 1 to December 31, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Revenue. Revenue for the nine-month period ended December 31, 2022 was 3,071.3 billion JPY, an increase of 375.6 billion JPY, or 13.9% (CER % change: -0.7%), compared to the same period of the previous fiscal year. The increase is primarily attributable to growth from business momentum and favorable foreign exchange rates, offsetting the decrease of revenue in the current period due to the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the same period of the previous fiscal year.
Revenue of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 522.1 billion JPY, or 23.6%, compared to the same period of the previous fiscal year, to 2,735.6 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to growth from business momentum and favorable foreign exchange rates. Generic erosion and intensified competition impacted certain Oncology products in the current period.
Revenue outside of our core therapeutic areas significantly decreased by 146.5 billion JPY, or 30.4%, compared to the same period of the previous fiscal year to 335.7 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan, which was recorded as revenue in the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2021 Q3YTD	FY2022 Q3YTD	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
Japan*2	530.2	389.8	(140.4)	(26.5)%	(26.8)%
United States	1,297.0	1,621.8	324.8	25.0%	2.6%
Europe and Canada	541.0	632.4	91.4	16.9%	7.9%
Asia (excluding Japan)	139.8	169.0	29.3	20.9%	6.5%
Latin America	93.5	121.4	27.9	29.8%	10.3%
Russia/CIS	43.6	66.7	23.1	53.0%	15.6%
Other*3	50.6	70.2	19.6	38.7%	43.4%
Total	2,695.7	3,071.3	375.6	13.9%	(0.7)%
*1 Please refer to (ii) Core Results (April 1 to December 31, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the nine-month period ended December 31, 2021.
*3 Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area
The following shows revenue by therapeutic area:

	Billion JPY or percentage
	FY2021 Q3YTD	FY2022 Q3YTD	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
GI	665.7	857.5	191.8	28.8%	11.1%
Rare Diseases	462.9	553.6	90.7	19.6%	5.0%
Rare Hematology	211.6	232.6	21.1	10.0%	(3.4)%
Rare Genetics and Other	251.3	321.0	69.6	27.7%	12.2%
PDT Immunology	363.2	502.4	139.2	38.3%	17.6%
Oncology	359.1	345.0	(14.1)	(3.9)%	(12.6)%
Neuroscience	362.6	477.1	114.5	31.6%	10.2%
Other*2	482.2	335.7	(146.5)	(30.4)%	(35.4)%
Total	2,695.7	3,071.3	375.6	13.9%	(0.7)%
*1 Please refer to (ii) Core Results (April 1 to December 31, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the nine-month period ended December 31, 2021.

Year-on-year change in revenue for this nine-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 857.5 billion JPY, a year-on-year increase of 191.8 billion JPY, or 28.8% (CER % change: 11.1%). Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 547.9 billion JPY and a year-on-year increase of 152.5 billion JPY, or 38.6%. Sales of ENTYVIO in the U.S. increased by 122.4 billion JPY, or 46.0%, to 388.3 billion JPY, driven by a continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD and favorable foreign exchange rates. Sales of ENTYVIO in Europe and Canada increased by 20.2 billion JPY, or 19.7%, to 122.4 billion JPY, supported by continued launches of the subcutaneous formulation and favorable foreign exchange rates. In the Growth and Emerging Markets, the increase in sales of ENTYVIO was led by growth in Brazil. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 78.2 billion JPY, an increase of 21.6 billion JPY, or 38.1%, primarily due to increased market penetration and new country launches, including Japan in August 2021, and favorable foreign exchange rates. Sales of DEXILANT (for acid reflux disease) were 55.1 billion JPY, an increase of 15.0 billion JPY, or 37.3% versus the same period of the previous fiscal year, due to the increased sales of authorized generics in the U.S. and favorable foreign exchange rates. Sales of TAKECAB/VOCINTI (for acid-related diseases) were 84.5 billion JPY, an increase of 6.2 billion JPY, or 7.9%, versus the same period of the previous fiscal year, primarily due to increased sales in China, partially offset by the decrease of sales in Japan, due to a negative impact associated with the market expansion re-pricing applied in April 2022, despite

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
an increase in volume. Sales of PENTASA (for UC) were 7.3 billion JPY, a decrease of 8.5 billion JPY, or 53.7%, versus the same period of the previous fiscal year due to generic erosion in the U.S. from May 2022.
•Rare Diseases. In Rare Diseases, revenue was 553.6 billion JPY, a year-on-year increase of 90.7 billion JPY, or 19.6% (CER % change: 5.0%).
Revenue in Rare Hematology increased by 21.1 billion JPY, or 10.0% (CER % change: -3.4%), to 232.6 billion JPY. Sales of ADVATE (for hemophilia A), ADYNOVATE/ADYNOVI (for hemophilia A) and FEIBA (for hemophilia A and B) increased by 2.8 billion JPY or 3.1% to 92.1 billion JPY, 4.0 billion JPY or 8.7% to 49.9 billion JPY, and 3.6 billion JPY or 12.5% to 32.6 billion JPY, respectively, primarily due to favorable foreign exchange rates partially offset by negative impacts from competition in the U.S. Other Rare Hematology products in aggregate increased year-on-year, primarily due to additional indications, newly consolidated products, and favorable foreign exchange rates.
Revenue in Rare Genetics and Other was 321.0 billion JPY, a year-on-year increase of 69.6 billion JPY, or 27.7% (CER % change: 12.2%). Sales of TAKHZYRO (for hereditary angioedema) were 116.9 billion JPY, an increase of 38.5 billion JPY, or 49.0%, versus the same period of the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake as well as favorable foreign exchange rates. Sales of REPLAGAL (for Fabry disease) increased by 11.0 billion JPY, or 27.8%, to 50.6 billion JPY, primarily due to the succession to manufacturing and marketing rights in Japan by Takeda upon expiration of the relevant license agreement in February 2022. Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) increased by 7.3 billion JPY and 4.2 billion JPY, respectively, primarily due to favorable foreign exchange rates. Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was first launched in the U.S. in December 2021, followed by several other countries, were 7.3 billion JPY in the current period.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 139.2 billion JPY, or 38.3% (CER % change: 17.6%) compared to the same period of the previous fiscal year, to 502.4 billion JPY. Aggregate sales of immunoglobulin products were 390.5 billion JPY, an increase of 112.2 billion JPY, or 40.3%, compared to the same period of the previous fiscal year. Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., where the pandemic pressure is now easing, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 85.5 billion JPY, an increase of 24.0 billion JPY, or 39.1%, versus the same period of the previous fiscal year driven by strong albumin demand in the U.S. and in China and favorable exchange rates.
•Oncology. In Oncology, revenue was 345.0 billion JPY, a year-on-year decrease of 14.1 billion JPY, or 3.9% (CER % change: -12.6%), impacted by the rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S.
Sales of VELCADE decreased by 59.7 billion JPY, or 70.7%, versus the same period of the previous fiscal year to 24.7 billion JPY predominantly due to multiple generic entrants in the U.S. starting in May 2022. Sales of NINLARO (for multiple myeloma) were 75.9 billion JPY, an increase of 5.2 billion JPY, or 7.3%, versus the same period of the previous fiscal year, aided by favorable foreign exchange rates, which were offset partially by intensified competition and decreased demand mainly in the U.S. Sales of ADCETRIS (for malignant lymphomas) were 65.8 billion JPY, an increase of 14.0 billion JPY, or 27.0%, versus the same period of the previous fiscal year, led by strong growth in countries such as Argentina, Italy and Japan. Sales of ICLUSIG (for leukemia) were 35.5 billion JPY, an increase of 8.8 billion JPY, or 33.1%, versus the same period of the previous fiscal year, due to steady growth in the U.S. and also aided by favorable foreign exchange rates. Sales of ALUNBRIG (for non-small cell lung cancer) were 15.8 billion JPY, an increase of 5.6 billion JPY, or 55.7%, benefiting from strong demand in European countries and the Growth and Emerging Markets such as China. Sales of ZEJULA (for ovarian cancer) were 9.8 billion JPY, an increase of 4.1 billion JPY, or 70.9%, primarily led by Japan where it was helped by a newly launched tablet formulation in June 2022, in addition to a capsule formulation. Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patent product, increased by 3.0 billion JPY, or 3.6%, versus the same period of the previous fiscal year to 85.2 billion JPY mainly due to favorable foreign exchange rates. Sales of EXKIVITY (for non-small cell lung cancer), which was first launched in the U.S. in September 2021, followed by several other countries, were 2.2 billion JPY in the current period.
•Neuroscience. In Neuroscience, revenue was 477.1 billion JPY, a year-on-year increase of 114.5 billion JPY, or 31.6% (CER % change: 10.2%). Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 335.4 billion JPY, an increase of 90.5 billion JPY, or 36.9%, versus the same period of the previous fiscal year mainly driven by the growth of the adult market in the U.S., Europe and Canada and favorable foreign exchange rates. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 79.7 billion JPY, an increase of 16.7 billion JPY, or 26.4%, versus the same period of the previous fiscal year, due to increasing prescriptions in the U.S. and Japan and favorable

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
foreign exchange rates. Sales of INTUNIV (for ADHD) increased by 4.1 billion JPY, or 32.8%, versus the same period of the previous fiscal year, to 16.6 billion JPY driven by an increase of sales in Japan. Sales of ADDERALL XR (for ADHD) also increased, by 3.1 billion JPY or 19.6% versus the same period of the previous fiscal year, to 19.1 billion JPY mainly due to a shortage of generic versions of the instant release formulation marketed by competitors and favorable foreign exchange rates.

Cost of Sales. Cost of Sales increased by 135.8 billion JPY, or 17.0% (CER % change: 3.4%), to 934.3 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase in our core therapeutic areas as compared to the same period of the previous fiscal year. The Cost of Sales Ratio increased by 0.8 pp compared to the same period of the previous fiscal year to 30.4%. The main reason for the increase in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue in the same period of the previous fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 79.6 billion JPY, or 12.0% (CER % change: -2.2%) compared to the same period of the previous fiscal year, to 742.5 billion JPY, mainly due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 89.9 billion JPY, or 23.5% (CER % change: 4.9%) compared to the same period of the previous fiscal year, to 472.4 billion JPY, mainly due to the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 85.6 billion JPY, or 26.4% (CER % change: 5.4%) compared to the same period of the previous fiscal year, to 409.2 billion JPY, mainly due to the impact from the depreciation of the yen in the current period and an increase in impairment charges for certain assets related to in-process R&D and marketed products.
Other Operating Income. Other Operating Income was 16.7 billion JPY, a decrease of 17.6 billion JPY, or 51.3% (CER % change: -54.4%), compared to the same period of the previous fiscal year primarily due to a change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized and certain settlement proceeds recorded in the same period of the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 127.6 billion JPY, an increase of 27.6 billion JPY, or 27.6% (CER % change: 8.6%), compared to the same period of the previous fiscal year, primarily due to increases in reserves and provisions mainly for certain assets and pre-launch inventory during the current period, partially offset by a decrease in restructuring expenses attributable to the decrease in Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit decreased by 60.5 billion JPY, or 13.1% (CER % change: -20.3%) compared to the same period of the previous fiscal year to 401.9 billion JPY.

Net Finance Expenses. Net Finance Expenses were 71.6 billion JPY in the current period, a decrease of 29.0 billion JPY, or 28.8% (CER % change: 31.6%) compared to Net Finance Expenses of 100.6 billion JPY for the same period of the previous fiscal year. This decrease was mainly driven by a positive impact from the remeasurement of warrants to purchase stocks of companies held by Takeda as well as a gain on prior equity method investments related to the acquisitions of GammaDelta Therapeutics and Adaptate Biotherapeutics in April 2022.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 3.1 billion JPY, a decrease of 2.1 billion JPY, or 40.4% (CER % change: -58.1%), compared to the same period of the previous fiscal year.

Income Tax Expenses. Income Tax Expenses were 41.3 billion JPY, a decrease of 73.8 billion JPY, or 64.1% (CER % change; -61.3%), compared to the same period of the previous year. This decrease was primarily due to a tax charge of 64.6 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the same period of the previous year as well as decreased tax charges for US international tax provisions and tax benefits from recognition of deferred tax assets in the current period. These decreases were partially offset by the tax benefits from internal entity restructuring transactions in the same period of the previous year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
Net Profit for the Period. Net Profit for the Period decreased by 44.4 billion JPY, or 18.4% (CER % change: 4.8%), compared to the same period of the previous fiscal year to 285.9 billion JPY.
(ii) Core Results (April 1 to December 31, 2022)
Definition of Core financial measures and Constant Exchange Rate change
Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	FY2021 Q3YTD	FY2022 Q3YTD	Change versus the same period of the previous fiscal year
				Actual % change	CER % change
Core Revenue	2,562.7	3,071.3	508.6	19.8%	4.5%
Core Operating Profit	757.9	954.7	196.7	26.0%	9.7%
Core EPS (yen)	333	456	123	37.0%	17.1%

Core Revenue for the nine-month period ended December 31, 2022 was 3,071.3 billion JPY, an increase of 508.6 billion JPY, or 19.8% (CER % change: 4.5%), compared to the same period of the previous fiscal year. Core revenue for the nine-month period ended December 31, 2021, was 2,562.7 billion JPY, which excluded the non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan. There were no significant items unrelated to Takeda's core operations excluded from revenue in the current period, resulting in Core revenue for the current period being the same as Reported revenue at 3,071.3 billion JPY. Business momentum was led by Takeda’s Growth and Launch Products* which totaled 1,199.6 billion JPY, a year-on-year increase of 350.7 billion JPY, or 41.3% (CER % change: 20.4%).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection

Core Operating Profit for the current period was 954.7 billion JPY, an increase of 196.7 billion JPY or 26.0% (CER % change: 9.7%) compared to the same period of the previous fiscal year driven by revenue growth in our core therapeutic areas and the depreciation of the yen in the current period.

Core EPS for the current period was 456 yen, an increase of 123 yen, or 37.0% (CER % change: 17.1%), compared to the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of December 31, 2022 were 13,504.7 billion JPY, reflecting an increase of 326.7 billion JPY compared to the previous fiscal year-end. Goodwill and Property, Plant and Equipment increased by 283.2 billion JPY and 73.6 billion JPY respectively mainly due to the effect of foreign currency translation. In addition, Inventories increased by 74.1 billion JPY. These increases were partially offset by a decrease in Cash and Cash Equivalents of 164.6 billion JPY.
Liabilities. Total Liabilities as of December 31, 2022 were 7,328.2 billion JPY, reflecting a decrease of 166.3 billion JPY compared to the previous fiscal year-end. Trade and Other Payables and Deferred Tax Liabilities decreased by 135.2 billion JPY and 62.8 billion JPY, respectively. In addition, Bonds and Loans decreased by 58.5 billion JPY to 4,286.9 billion JPY* primarily due to the redemption of bonds partially offset by an increase due to the effect of foreign currency translation. These decreases were partially offset by an increase in Other Liabilities of 54.5 billion JPY.
* The carrying amount of Bonds was 3,565.0 billion JPY and Loans was 721.9 billion JPY as of December 31, 2022. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,301 million USD)	June 2015	June 2025 ~ June 2045	172.3
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	508.2
Unsecured Euro denominated senior notes (3,000 million EUR)	November 2018	November 2026 ~ November 2030	419.7
Unsecured US dollar denominated senior notes (2,250 million USD)	November 2018	November 2023 ~ November 2028	295.5
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.7
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	918.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	503.1
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Total			3,565.0

Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	197.8
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			0.6
Total			721.9

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022. Following this, on October 27, 2022, Takeda redeemed 1,000 million USD of unsecured U.S. dollar-denominated senior notes issued in November 2018 in advance of their original maturity date of November 26, 2023. Furthermore, on November 21, 2022, Takeda redeemed 750 million EUR of unsecured floating rate senior notes issued in November 2018 on their maturity date.

Equity. Total Equity as of December 31, 2022 was 6,176.5 billion JPY, an increase of 493.0 billion JPY compared to the previous fiscal year-end. This was primarily resulted from an increase of 446.0 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen and an increase in Retained Earnings of 28.0 billion JPY. The increase in Retained Earnings was primarily attributable to Net Profit for the Period largely offset by the dividends payments of 278.3 billion JPY.
Consolidated Cash Flows

	Billion JPY
	FY2021 Q3YTD	FY2022 Q3YTD
Net cash from (used in) operating activities	747.5	683.5
Net cash from (used in) investing activities	(172.5)	(168.6)
Net cash from (used in) financing activities	(826.5)	(702.5)
Net increase (decrease) in cash and cash equivalents	(251.4)	(187.7)
Cash and cash equivalents at the beginning of the year	966.2	849.7
Effects of exchange rate changes on cash and cash equivalents	9.5	23.1
Cash and cash equivalents at the end of the period	724.3	685.1
Net cash from operating activities was 683.5 billion JPY for the current period compared to 747.5 billion JPY for the same period of the previous year. The decrease of 64.1 billion JPY was primarily driven by unfavorable impacts from changes in trade and other payables as well as trade and other receivables compared to the same period of the previous year. These were partially offset by a favorable impact from changes in provisions and higher net profit for the period adjusted for non-cash items and other adjustments reflecting sales increases in core therapeutic areas and favorable foreign exchange rates, while there was the decrease of cash from the sale of Japan diabetes portfolio in the same period of prior fiscal year.
Net cash used in investing activities was 168.6 billion JPY for the current period compared to 172.5 billion JPY for the same period of the previous year. This decrease of 3.9 billion JPY was mainly due to a decrease of 49.7 billion JPY in acquisition of business (net of cash and cash equivalents acquired), partially offset by an increase of 38.2 billion JPY in acquisition of intangible assets.
Net cash used in financing activities was 702.5 billion JPY for the current period compared to 826.5 billion JPY for the same period of the previous year. The decrease of 123.9 billion JPY was mainly due to a decrease in repayments of bonds and long-term loans, net of proceeds from issuance of bonds upon refinancing, of 104.1 billion JPY. In addition, there was a decrease in purchase of treasury shares of 25.6 billion JPY resulting from the higher share buybacks conducted in the same period of the previous year compared to the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2023
Based on Takeda's financial results through the nine-month period ended December 31, 2022, and taking into account the anticipated financial outlook for the remaining three-month period of the fiscal year ending March 31, 2023 (FY2022), the full year consolidated reported forecast for FY2022 has not been revised from the latest forecast announced on October 27, 2022.
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2023 (FY2022)

			Billion JPY or percentage
	FY2021 Actual Results	FY2022 Latest Forecast (October 27, 2022)	vs. FY2021 Actual Results
Revenue	3,569.0	3,930.0	361.0	10.1%
Operating profit	460.8	530.0	69.2	15.0%
Profit before tax	302.6	426.0	123.4	40.8%
Net profit for the year (attributable to owners of the Company)	230.1	307.0	76.9	33.4%
EPS (JPY)	147.14	197.83	50.69	34.4%
Core Revenue	3,420.5	3,930.0	509.5	14.9%
Core Operating Profit	955.2	1,180.0	224.8	23.5%
Core EPS (JPY)	425	525	100	23.6%

Major assumptions used in preparing the FY2022 Reported Forecast

		Billion JPY or percentage
	FY2021 Actual Results	FY2022 Latest Forecast (October 27, 2022)
FX rates	1 USD = 112 JPY 1 Euro = 131 JPY 1 RUB = 1.5 JPY 1 BRL = 20.9 JPY 1 CNY = 17.4 JPY	1 USD = 132 JPY 1 Euro = 138 JPY 1 RUB = 2.1 JPY 1 BRL = 26.4 JPY 1 CNY = 19.8 JPY
R&D expenses	(526.1)	(620.0)
Amortization of intangible assets associated with products	(418.8)	(480.0)
Of which Shire acquisition related	(339.7)	(390.0)
Impairment of intangible assets associated with products	(54.1)	(50.0)
Other operating income	43.1	13.0
Other operating expenses	(159.1)	(100.0)
Japan diabetes portfolio divestiture gain	131.4	—
Other Core Operating Profit adjustments	(36.9)	(33.0)
Of which Shire acquisition related to unwind of inventories step-up	(31.9)	(25.0)
Finance income and (expenses), net	(142.9)	(105.0)
Free cash flow	943.7	650.0 - 750.0
Capital expenditures (cash flow base)	(186.0)	(260.0 - 310.0)
Depreciation and amortization (excluding intangible assets associated with products)	(161.0)	(160.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~12%	Mid-teen %

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
Management Guidance
Beginning from FY2022, Takeda uses growth in its Core financial measures on a Constant Exchange Rate basis (“Core Growth at CER”) to provide its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2023 (FY2022) has not been changed from the management guidance announced at the FY2021 financial results announcement on May 11, 2022.

FY2022 Management Guidance Core Growth at CER (%)*
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth
* Please refer to 1. Financial Highlights for the Nine-month Period Ended December 31, 2022, (1) Business Performance, (ii) Core Results (April 1 to December 31, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Other assumptions used in preparing the FY2022 Reported Forecast and the Management Guidance
•Based on currently available information, Takeda expects that its financial results for FY2022 will not be materially affected by COVID-19 or the crisis in Ukraine and Russia and, accordingly, Takeda's FY2022 reported forecast and the management guidance reflect this expectation.
•The FY2022 reported forecast and the management guidance include approximately 50.0 billion JPY revenue contribution from COVID-19 vaccines.
•Free cash flow and capital expenditures assumptions do not include the impact of acquisitions that have been announced but not completed yet, including the upfront cash payment for the acquisition of NDI-034858 from Nimbus Therapeutics, LLC, for 4 billion USD, as the exact timing of cash payment is dependent upon deal close.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(4) Other

Takeda's Initiatives to Mitigate the Impact of COVID-19
Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities.
Takeda is manufacturing NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed, with manufacturing technologies transferred, from Novavax, at its Hikari facility and has been distributing it in Japan since May 2022. Also, Takeda will continue to provide distribution support in bringing an mRNA COVID-19 vaccine, SPIKEVAX Intramuscular Injection, to Japan through its partnership with Moderna.

Takeda’s Operations in Ukraine and Russia
Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments.
Takeda discontinued activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities is consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia.
We will be increasing our humanitarian relief efforts, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess new ways to provide support as we look to meet the needs of patients across the region.
In the nine-month period ended December 31, 2022, revenue attributable to Russia/CIS represented 2.2% of Takeda’s total consolidated revenue of 3,071.3 billion, as indicated in the Revenue by Region in 1. Financial Highlights for the Nine-month Period Ended December 31, 2022, (1) Business Performance, (i) Consolidated Financial Results (April 1 to December 31, 2022). There was no material financial impact on Takeda’s financial results for the current period resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Nine-month Period Ended December 31,
	2021	2022
Revenue	2,695,717	3,071,322
Cost of sales	(798,466)	(934,300)
Selling, general and administrative expenses	(662,932)	(742,513)
Research and development expenses	(382,459)	(472,381)
Amortization and impairment losses on intangible assets associated with products	(323,632)	(409,219)
Other operating income	34,269	16,676
Other operating expenses	(100,034)	(127,643)
Operating profit	462,463	401,943
Finance income	42,949	55,130
Finance expenses	(143,539)	(126,765)
Share of loss of investments accounted for using the equity method	(5,255)	(3,133)
Profit before tax	356,618	327,175
Income tax expenses	(115,077)	(41,273)
Net profit for the period	241,541	285,903
Attributable to:
Owners of the Company	241,417	285,883
Non-controlling interests	124	19
Net profit for the period	241,541	285,903
Earnings per share (JPY)
Basic earnings per share	154.09	184.32
Diluted earnings per share	153.03	182.65

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Nine-month Period Ended December 31,
	2021	2022
Net profit for the period	241,541	285,903
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(5,951)	730
Remeasurement of defined benefit pension plans	(2,912)	12,977
	(8,862)	13,707
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	206,582	481,206
Cash flow hedges	13,958	(17,584)
Hedging cost	5,969	(12,107)
Share of other comprehensive loss of investments accounted for using the equity method	(145)	(915)
	226,365	450,599
Other comprehensive income for the period, net of tax	217,503	464,306
Total comprehensive income for the period	459,044	750,209
Attributable to:
Owners of the Company	458,887	750,193
Non-controlling interests	157	16
Total comprehensive income for the period	459,044	750,209

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2022	As of December 31, 2022
ASSETS
Non-current assets:
Property, plant and equipment	1,582,800	1,656,416
Goodwill	4,407,749	4,690,949
Intangible assets	3,818,544	3,765,757
Investments accounted for using the equity method	96,579	94,426
Other financial assets	233,554	275,043
Other non-current assets	82,611	66,774
Deferred tax assets	362,539	359,393
Total non-current assets	10,584,376	10,908,758
Current assets:
Inventories	853,167	927,286
Trade and other receivables	696,644	707,318
Other financial assets	25,305	41,467
Income taxes receivable	27,733	72,554
Other current assets	141,099	154,824
Cash and cash equivalents	849,695	685,141
Assets held for sale	—	7,356
Total current assets	2,593,642	2,595,946
Total assets	13,178,018	13,504,705

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,141,418	3,914,884
Other financial liabilities	468,943	503,542
Net defined benefit liabilities	145,847	132,809
Income taxes payable	21,634	25,152
Provisions	52,199	59,628
Other non-current liabilities	67,214	66,701
Deferred tax liabilities	451,511	388,681
Total non-current liabilities	5,348,764	5,091,397
Current liabilities:
Bonds and loans	203,993	372,019
Trade and other payables	516,297	381,109
Other financial liabilities	196,071	180,575
Income taxes payable	200,918	188,779
Provisions	443,502	473,194
Other current liabilities	584,949	639,959
Liabilities held for sale	—	1,173
Total current liabilities	2,145,730	2,236,809
Total liabilities	7,494,495	7,328,206

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)

	JPY (millions)
	As of March 31, 2022	As of December 31, 2022
EQUITY
Share capital	1,676,263	1,676,334
Share premium	1,708,873	1,712,036
Treasury shares	(116,007)	(100,314)
Retained earnings	1,479,716	1,507,720
Other components of equity	934,173	1,380,202
Equity attributable to owners of the company	5,683,019	6,175,978
Non-controlling interests	504	520
Total equity	5,683,523	6,176,498
Total liabilities and equity	13,178,018	13,504,705

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2021 (From April 1 to December 31, 2021)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the period				241,417
Other comprehensive income (loss)					206,337	(5,883)
Comprehensive income (loss) for the period	—	—	—	241,417	206,337	(5,883)
Transactions with owners:
Issuance of new shares	8,118	14,036
Acquisition of treasury shares			(54,451)
Disposal of treasury shares		(0)	1
Dividends				(284,246)
Changes in ownership				(2,143)
Transfers from other components of equity				1,992		(4,904)
Share-based compensation		32,057
Exercise of share-based awards		(36,955)	22,989
Total transactions with owners	8,118	9,138	(31,461)	(284,397)	—	(4,904)
As of December 31, 2021	1,676,263	1,697,562	(91,013)	1,466,926	607,135	31,196

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period				—	241,417	124	241,541
Other comprehensive income (loss)	13,958	5,969	(2,912)	217,470	217,470	33	217,503
Comprehensive income (loss) for the period	13,958	5,969	(2,912)	217,470	458,887	157	459,044
Transactions with owners:
Issuance of new shares				—	22,154		22,154
Acquisition of treasury shares				—	(54,451)		(54,451)
Disposal of treasury shares				—	1		1
Dividends				—	(284,246)		(284,246)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			2,912	(1,992)	—		—
Share-based compensation				—	32,057		32,057
Exercise of share-based awards				—	(13,966)		(13,966)
Total transactions with owners	—	—	2,912	(1,992)	(300,594)	(3,804)	(304,399)
As of December 31, 2021	(54,116)	(2,623)	—	581,592	5,331,330	493	5,331,822

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
Nine-month period ended December 31, 2022 (From April 1 to December 31, 2022)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the period				285,883
Other comprehensive income (loss)					480,326	698
Comprehensive income (loss) for the period	—	—	—	285,883	480,326	698
Transactions with owners:
Issuance of new shares	71	71
Acquisition of treasury shares		(5)	(27,056)
Disposal of treasury shares		0	1
Dividends				(278,321)
Transfers from other components of equity				22,402		(9,424)
Share-based compensation		45,823
Exercise of share-based awards		(42,727)	42,749
Total transactions with owners	71	3,162	15,693	(255,919)	—	(9,424)
As of December 31, 2022	1,676,334	1,712,036	(100,314)	1,507,720	1,468,588	13,341

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period				—	285,883	19	285,903
Other comprehensive income (loss)	(17,584)	(12,107)	12,977	464,310	464,310	(4)	464,306
Comprehensive income (loss) for the period	(17,584)	(12,107)	12,977	464,310	750,193	16	750,209
Transactions with owners:
Issuance of new shares				—	142		142
Acquisition of treasury shares				—	(27,062)		(27,062)
Disposal of treasury shares				—	1		1
Dividends				—	(278,321)		(278,321)
Transfers from other components of equity			(12,977)	(22,402)	—		—
Share-based compensation				—	45,823		45,823
Exercise of share-based awards				—	22		22
Total transactions with owners	—	—	(12,977)	(22,402)	(259,395)	—	(259,395)
As of December 31, 2022	(83,486)	(18,242)	—	1,380,202	6,175,978	520	6,176,498

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month Period Ended December 31,
	2021	2022
Cash flows from operating activities:
Net profit for the period	241,541	285,903
Depreciation and amortization	430,877	502,990
Impairment losses	14,666	41,969
Equity-settled share-based compensation	32,057	45,823
Loss (gain) on sales and disposal of property, plant and equipment	258	(161)
Gain on divestment of business and subsidiaries	(1,095)	(959)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(9,683)	4,323
Finance (income) and expenses, net	100,589	71,635
Share of loss of investments accounted for using the equity method	5,255	3,133
Income tax expenses	115,077	41,273
Changes in assets and liabilities:
Decrease in trade and other receivables	82,243	6,856
Increase in inventories	(39,268)	(34,240)
Decrease in trade and other payables	(1,797)	(144,971)
Increase (decrease) in provisions	(70,098)	11,605
Decrease in other financial liabilities	(51,158)	(7,906)
Other, net	(858)	21,258
Cash generated from operations	848,607	848,529
Income taxes paid	(107,224)	(173,363)
Tax refunds and interest on tax refunds received	6,138	8,297
Net cash from operating activities	747,521	683,463
Cash flows from investing activities:
Interest received	2,468	2,792
Dividends received	2,598	3,234
Acquisition of property, plant and equipment	(87,673)	(104,888)
Proceeds from sales of property, plant and equipment	412	80
Acquisition of intangible assets	(46,541)	(84,721)
Acquisition of investments	(7,600)	(5,441)
Proceeds from sales and redemption of investments	16,065	20,553
Acquisition of businesses, net of cash and cash equivalents acquired	(49,672)	—
Proceeds from sales of business, net of cash and cash equivalents divested	2,138	—
Other, net	(4,683)	(219)
Net cash used in investing activities	(172,487)	(168,610)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)

	JPY (millions)
	Nine-month Period Ended December 31,
	2021	2022
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(2)	—
Proceeds from issuance of bonds and long-term loans	249,334	—
Repayments of bonds and long-term loans	(635,047)	(281,585)
Acquisition of treasury shares	(52,538)	(26,929)
Interest paid	(84,917)	(86,563)
Dividends paid	(273,024)	(268,997)
Repayments of lease liabilities	(29,904)	(32,510)
Other, net	(366)	(5,964)
Net cash used in financing activities	(826,465)	(702,548)
Net decrease in cash and cash equivalents	(251,430)	(187,695)
Cash and cash equivalents at the beginning of the year	966,222	849,695
Effects of exchange rate changes on cash and cash equivalents	9,549	23,141
Cash and cash equivalents at the end of the period	724,341	685,141

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2022 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2022.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2022, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
Not applicable.